EXHIBIT 99.1

Volvo: Sale of Celero Completed

GOTEBORG, Sweden, Nov. 30, 2005 (PRIMEZONE) -- AB Volvo has now completed the previously announced sale of the Group's service company Celero Support to Coor Service Management. Accordingly, all terms and conditions of the transaction were met.

As announced earlier, the Volvo Group had reached an agreement with Coor Service Management covering a sale of the Group's service company Celero Support. The purchase consideration was SEK 680 M, less the company's net debt. Preliminarily, the capital gain is estimated at SEK 450 M.

November 30, 2005

For further information, please contact:

Marten Wikforss, +46 (0)31-66 11 27 or +46 (0)705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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